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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, Par Value US$0.0004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,699,094,300[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,699,094,300 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,699,094,300 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%†

12	TYPE OF REPORTING PERSON

	CO
† Calculated using the number of outstanding shares of common stock 22,327,784,827 as of December 31, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on February 11, 2009.
1 Includes 3,699,094,300 common shares held by Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.. As described further in Item 4(a) of this Statement below, Datang Telecom Technology & Industry Holdings Co., Ltd. may be deemed to share voting and dispositive power over such 3,699,094,300 common shares of the Issuer.

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Holdings (Hongkong) Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,699,094,300[2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,699,094,300 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,699,094,300 [2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.6%†

12	TYPE OF REPORTING PERSON

	CO
† Calculated using the number of outstanding shares of common stock 22,327,784,827 as of December 31, 2008 reported in the Issuer’s most recent Form 6-K filed with the U.S. Securities and Exchange Commission on February 11, 2009.
2 As described further in Item 4(a) of this Statement below, Datang Holdings (Hongkong) Investment Company Limited, as a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., may be deemed to share voting and dispositive power over such 3,699,094,300 common shares of the Issuer.

Item 1(a). Name of Issuer:
Semiconductor Manufacturing International Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
18 Zhangjiang Road,
Pudong New Area,
Shanghai 201203,
People’s Republic of China
Item 2(a). Name of Person Filing:
This Statement is being jointly filed by (1) Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”), a corporation organized under the laws of the People’s Republic of China; and (2) Datang Holdings (Hongkong) Investment Company Limited (“HKCo”), a corporation organized under the laws of Hong Kong.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of Principal Business Office of Datang is: No. 40 Xueyuan Road, 100083, Beijing, People’s Republic of China.
The address of Principal Business Office of HKCo is 40th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.
Item 2(c). Citizenship:
Please refer to part (a) of this Item 2.
Item 2(d). Title of Class of Securities:
Common Shares
Item 2(e). CUSIP Number:
81663 N206
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii) (G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a) Amount beneficially owned:

(i)	Datang Holdings (Hongkong) Investment Company Limited[3]	3,699,094,300

(ii)	Datang Telecom Technology & Industry Holdings Co., Ltd.[4]	3,699,094,300
Parts (b) and (c) of this Item 4: Please refer to Item 5 through 9 on each cover page to this Statement.
Item 5. Ownership of five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Please refer to part (a) of Item 4.
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

[3]	HKCo holds 3,699,094,300 common shares of the Issuer.

[4]
HKCo is a wholly-owned subsidiary of Datang. Datang may therefore be deemed to (i) have beneficial ownership of; and (ii) share voting and dispositive power over such 3,699,094,300 common shares held by HKCo.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 13, 2009

Datang Telecom Technology & Industry Holdings Co., Ltd.

By:	/s/ Gao Yonggang

	Name:	Gao Yonggang
	Title:	Director & Senior Vice President

Datang Holdings (Hongkong) Investment Company Limited

By:	/s/ Zhen Caiji

	Name:	Zhen Caiji
	Title:	Director

Joint Filing Agreement
The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such a report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.
IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 13, 2009.

Datang Telecom Technology & Industry Holdings Co., Ltd.

By:	/s/ Gao Yonggang

	Name:	Gao Yonggang
	Title:	Director & Senior Vice President

Datang Holdings (Hongkong) Investment Company Limited

By:	/s/ Zhen Caiji

	Name:	Zhen Caiji
	Title:	Director